APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Studio 1333 LLC
Income Statement - unaudited
For the periods ended Feb 2024

	Current Period	Prior Period	
	01/01/2024 to 29/02/2024	01/01/2023 to 31/12/2023	
REVENUES			
Sales	$ -	$ -	
Other Revenue	-	-	
TOTAL REVENUES	-	-	
COST OF GOODS SOLD			
Cost of Sales	-	-	
Supplies	-	-	
Other Direct Costs	-	-	
TOTAL COST OF GOODS SOLD	-	-	
GROSS PROFIT (LOSS)	-	-	
OPERATING EXPENSES			
Advertising and Promotion	-	-	
Bank Service Charges	-	-	
Business Licenses and Permits	5,000.00	-	
Computer and Internet	-	-	
Depreciation	-	-	
Dues and Subscriptions	-	-	
Insurance	-	-	
Meals and Entertainment	-	-	
Miscellaneous Expense	1,000.00	-	
Office Supplies	-	-	
Payroll Processing	-	-	
Professional Services - Legal, Accounting	-	-	
Occupancy	-	-	
Rental Payments	14,000.00	14,000.00	
Salaries	-	-	
Payroll Taxes and Benefits	-	-	
Travel	-	-	
Utilities	-	-	
Website Development	-	-	
TOTAL OPERATING EXPENSES	20,000.00	14,000.00	

OPERATING PROFIT (LOSS)	(20,000.00)	(14,000.00)	
INTEREST (INCOME), EXPENSE & TAXES			
Interest (Income)	-	-	
Interest Expense	-	-	
Income Tax Expense	-	-	
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-	
NET INCOME (LOSS)	$ (20,000.00)	$ (14,000.00)	

Studio 1333 LLC			
Balance Sheet - unaudited			
For the period ended Feb 2024			
	Current Period		**Prior Period**
	01/01/2024 to		**01/01/2023 to**
ASSETS			
Current Assets:			
Cash	$ 4,000.00		$ -
Petty Cash	-		-
Accounts Receivables	-		-
Inventory	4,000.00		-
Prepaid Expenses	-		-
Employee Advances	-		-
Temporary Investments	-		-
Total Current Assets	8,000.00		-
Fixed Assets:			
Land	-		-
Buildings	-		-
Furniture and Equipment	10,000.00		-
Computer Equipment	-		-
Vehicles	-		-
Less: Accumulated Depreciation	-		-
Total Fixed Assets	10,000.00		-
Other Assets:			
Trademarks	-		-
Patents	-		-
Security Deposits	42,000.00		-
Other Assets	-		-
Total Other Assets	42,000.00		-
TOTAL ASSETS	**$ 60,000.00**		**$ -**
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -		$ -
Business Credit Cards	-		-
Sales Tax Payable	-		-
Payroll Liabilities	-		-
Other Liabilities	-		-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		60,000.00	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		60,000.00	-
TOTAL LIABILITIES & EQUITY	$	60,000.00	$ -
Balance Sheet Check		-	-

Studio 1333 LLC
Statement of Cash Flow - unaudited
For the period ended 2-29-24

	Current Period	Prior Period
	29-Feb-24	**31-Dec-23**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Anastasia Sagan, certify that:

1. The financial statements of Studio 1333 LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Studio 1333 LLC has not been included in this Form as Studio 1333 LLC was formed on 09/26/2023 and has not filed a tax return to date.

Signature   *Anastasia Sagan*

Name: Anastasia Sagan

Title: Managing Member